Michele White, C.P.G.
#11252, American Institute of Professional Geologists
All One River, LLC
634 Pulver Rd.
Lake George, CO 80827
719-748-3270
Aubassoon@aol.com

CERTIFICATE OF AUTHOR

Re: The NI 43-101 Technical Report,, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 27 April 2012, with an effective date of 31 December, 2011:

I, Michele White, C.P.G., do hereby certify that:

1)	As of April 27th, 2012, I am a consulting geologist and data analyst at:

All One River, LLC
634 Pulver Rd.
Lake George, CO 80827, USA
(719) 748-3270

2)	I am a Registered Professional Geologist in the United States (# 11252) with the American Institute of Professional Geologists.

3)	I am a graduate of The University of Colorado, Boulder, Colorado with a Master of Science Degree in Economic Geology in 1997. I have practiced my profession continuously since 1990.

4)	Since 1990, I have been involved with exploration and mine geology for base and precious metals in both surface and underground environments in the western United States and internationally.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my experience and qualifications and good standing with proper designation within a recognized professional organization fully meet the criteria as a Qualified Person as defined under the terms of NI 43-101.

6)

I am a contract consulting geologist for the Issuer and landowner Yukon-Nevada Gold Corp. and have inspected the Jerritt Canyon property site on numerous occasions in 2009, 2010, and 2011. I last visited the Jerritt Canyon mine site for two days on January 30-31, 2012.

7)

I am responsible for the preparation of Sections 12.3, 14.1. of the technical report titled NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 27 April 2012, with an effective date of December 31, 2011, (“the Technical Report”) relating to the Jerritt Canyon property. I visited the property on numerous occasions in 2009 thru 2011 with my last site visit being on January 30 - 31, 2012.

8)

I have previously worked at the Jerritt Canyon Mine as Data Manager for Queenstake Resources USA, Inc. as a consultant from August 2009 to May 2010, and retained direct hire at the mine from May 2010 to March 2011. I last visited the mine site January 30-31, 2012.

9)	I am independent of the Issuer within the meaning of Section 1.5 of NI 43-101.

10)

I was paid a daily rate for data consulting services performed at the Jerritt Canyon Project. I do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Jerritt Canyon project area.

11)	I have read National Instrument 43-101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that instrument and form.

12)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

13)

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th Day of April 2012.

“Signed”
___________________________
Michele White, C.P.G.

All One River, LLC
634 Pulver Rd.
Lake George, CO 80827, USA
(719) 748-3270
aubassoon@aol.com